Exhibit 2

Oi S.A.

Publicly-Held Company

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33 3 0029520-8

MATERIAL FACT

Oi S.A. (“Oi”), in compliance with CVM Instruction No. 358/02, publicly informs its shareholders and the market in general that, in a board of directors’ meeting held on April 16, 2012, the Policy of Shareholder Compensation for the period of 2012 to 2015 (in regards to the results for the years ended December 31, 2011 to 2014) was approved.

The approved Compensation Policy consists of the payment of a total amount of R$8,000,000,000.00, observing the following schedule: (i) R$2,000,000,000.00 to be declared at the Ordinary General Shareholders’ Meeting that decides on the financials statements for the year ended December 31, 2011; (ii) R$1,000,000,000.00 in the month of August 2012, R$1,000,000,000.00 in the month of August 2013 and R$1,000,000,000.00 in the month of August 2014; and (iii) R$1,000,000,000.00 at each of the Ordinary General Shareholders’ Meetings that decide on the financials statements for the years ended December 31, 2012, 2013 and 2014, in addition to the dividends paid in the months of August of each year in conformity with item (ii).

This Policy will be subject to market conditions, the financial stability of the Company and the applicable legal and regulatory environments.

It may be implemented through the distribution of dividends, the payment of interest on equity, bonuses, redemption, the reduction of capital or, furthermore, under other forms that enable the distribution of funds to shareholders, each year observing the maximum threshold corresponding to 3.0x Net Debt (including compensation to be paid in the same year) / EBITDA (earned in the year prior to the payment of compensation).

The approved Compensation Policy demonstrates the confidence of the management of Oi S.A. in achieving sustainable results and the growth of the Company. In addition to offering the shareholders a more predictable flow of annual distributions, it also represents a factor differentiating the shares of Oi from other options on the market.

Rio de Janeiro, April 17, 2012.

Alex Waldemar Zornig

Director of Investor Relations